SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Allis-Chalmers Energy Inc.

(Name of Issuer)

Common Stock $0.01 Par Value

(Title of Class of Securities)

019645506

(CUSIP Number)

Mark A. McCall Lime Rock Partners V, L.P. 274 Riverside Avenue Westport, CT 06680 203-293-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 019645506	13D	Page 2 of 7 Pages

1	Name of Reporting Person Lime Rock Partners V, L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 019645506	13D	Page 3 of 7 Pages

1	Name of Reporting Person Lime Rock Partners GP V, L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 019645506	13D	Page 4 of 7 Pages

1	Name of Reporting Person LRP GP V, Inc.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

This Amendment No.1 to Schedule 13D of Lime Rock Partners V, L.P., Lime Rock Partners GP V, L.P., and LRP GP V, Inc. (collectively, the “Reporting Persons”) amends and supplements the Schedule 13D originally filed on July 6, 2009.

Item 1.	Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 (the “Common Shares”), of Allis-Chalmers Energy Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5075 Westheimer, Suite 890, Houston, TX 77056. The Reporting Persons beneficially own no securities of the Issuer as of February 23, 2011.

Item 2.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Pursuant to the Agreement and Plan of Merger dated August 12, 2010 (the “Merger Agreement”), by and among the Issuer, Seawell Limited and Wellco Sub Company, a wholly-owned subsidiary of Seawell Limited, dated August 12, 2010, as amended, the Reporting Persons received 1.15 shares of Seawell Limited common stock for each Common Share and each Common Share issuance in respect of each share of convertible perpetual preferred stock (“Preferred Shares”) owned.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

The Reporting Persons disposed of the Common Shares and Preferred Shares pursuant to the Merger Agreement. The matters set forth in Item 4(a)-(j) inclusive of Schedule 13D are no longer applicable to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(e) are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b)	As of February 23, 2011, the Reporting Persons beneficially owned no securities of the Issuer.

(Page 5 of 7 Pages)

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares on February 23, 2011.

(Page 6 of 7 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 1, 2011

LIME ROCK PARTNERS V, L.P.

By:	Lime Rock Partners GP V, L.P., its general partner

By:	LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director

LIME ROCK PARTNERS GP V, L.P.

By:	LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director

LRP GP V, Inc.

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director